City of Buenos Aires, July 2, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

MERCADO ABIERTO ELECTRÓNICO

Ref: Relevant Event. Parcial Cancellation 2026 Notes.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) regarding the 9.500% Notes due 2026 (las “2026 Notes”) of the Company. We hereby notify that the Company proceed to partially cancel the 2026 Notes in an aggregate nominal amount of US$ 113,695,520. Because of the aforementioned cancellation, the current outstanding nominal amount of the 2026 Notes amounts to US$179,101,315.

Sincerely,

María Agustina Montes

Head of Market Relations